PROPOSED RESOLUTIONS

RESOLVED, that it is the determination of the Fund’s Board at this meeting, including a majority of its members who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund (“non-interested Board members”), that the joint insured fidelity bonds (collectively, the “Bond”) written by the following respective entities in the following amounts:

Name of Fidelity Insurer	Amount of Coverage

National Union Fire Insurance Company of Pittsburgh	$15,000,000

Federal Insurance Company	$10,000,000 in excess of $15,000,000

Federal Insurance Company*	$15,000,000

U.S. Specialy Insurance Company*	$10,000,000

Great American Insurance Company**	$25,000,000

Fidelity & Deposit Company of Maryland**	$25,000,000

Continental Casualty Company**	$15,000,000

Westchester Fire Insurance Company**	$10,000,000

Total Coverage	$125,000,000

* Excess of $25 million as co-sureties **Excess of $50 million as co-sureties insuring the Fund and the other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and Board members and the officers and employees of the Fund’s investment adviser, distributor, transfer agent and/or administrator, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of the 1940 Act, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund’s portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it was further

[as applicable] RESOLVED, that the Fund’s Board, including a majority of the non-interested Board members, hereby approves the payment by the Fund of its pro-rata share, based on the assets of the respective covered funds, of the premium for coverage under the Bond, in the form and amount described above, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it was further

RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Fund with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it was further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by The Dreyfus Corporation (“Dreyfus”) or its affiliates, as of the date each is declared effective by the SEC; and it was further

RESOLVED, that the Agreement Regarding Dreyfus Joint Insured Bond, in the form previously approved, shall remain in full force and effect.